SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                INFORMATION TO BE
                             INCLUDED IN STATEMENTS
                        FILED PURSUANT TO RULE 13D-1( a)
                          AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (a)
                                (Amendment No. )*

                              DIGITAL PRIVACY, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    87943E106
                                 (CUSIP Number)

                              Mandel & Resnik P.C.
                              220 East 42nd Street
                            New York, New York 10017
                         Attn.: Peter M. Leschner, Esq.


                                December 30, 1999
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2 of 5 Pages

CUSIP No. 87943E106                      13D


1    Name of Reporting Persons
     S.S. or I.R.S. Identification No.
     of Above Person

     Mark Sarna
________________________________________________________________________________
2    Check the Appropriate Box If a Member                       (a)  [_]
     of a Group                                                  (b)  [X]


________________________________________________________________________________
3    SEC Use Only

     PF
________________________________________________________________________________
4    Source of Funds


________________________________________________________________________________
5    Check Box If Disclosure of Legal
     Proceedings is Required Pursuant                            [_]
     to Items 2(D) or 2(E)

     USA
________________________________________________________________________________
6    Citizenship or Place of Organization

     1,521,828
________________________________________________________________________________
               7    Sole Voting Power

Number of Shares    -0-
Beneficially   _________________________________________________________________
Owned          8    Shared Voting Power
by Each
Reporting           1,521,828
Person With    _________________________________________________________________
               9    Sole Dispositive Power

                    -0-
              _________________________________________________________________
               10   Shared Dispositive Power

                    1,521,828
________________________________________________________________________________
11   Aggregate Amount Beneficially
     Owned by Each Reporting Person


________________________________________________________________________________
12   Check Box If the Aggregate Amount                           [_]
     in Row (11) Excludes Certain
     Shares

     29.6%
________________________________________________________________________________
13   Percent of Class Represented
     Amount in Row (11)

     IN
________________________________________________________________________________
14   Type of Reporting Person

                                                               Page 3 of 5 Pages


Item 1. Security and Issuer

     This  statement  relates  to  Common  Stock,  $.01 par value  (the  "Common
Stock"), of Digital Privacy, Inc., a Delaware corporation formerly called Telepad Corporation (the "Company"). The address of the principal executive office of the Company is 4820 Minnetonka Blvd., Suite 410, St. Louis Park, MN 55416.

Item 2. Identity and Background

     (a) This statement is filed on behalf of Mr. Mark Sarna.

     (b) The residence address for Mr. Sarna is 210 Chestnut Street, Englewood, NJ 07631.

     (c) Mr. Sarna is a real estate developer.

     (d) Mr. Sarna has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) Mr. Sarna has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

     (f) Mr. Sarna is a US citizen.


Item 3. Source and Amount of Funds or other Consideration

     Funds used by Mr. Sarna were personal. Mr. Sarna has loaned the Company an aggregate of $600,000 reflected in a secured convertible note.

Item 4. Purpose of Transaction

     Mr. Sarna has no plans referred to in Items 4(a)-4(j) of Schedule 13D.

                                                               Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

     (a) Mr. Sarna owns a $600,000 secured convertible promissory note that he can convert, in his discretion, into 1,521,828 shares of Common Stock, which if he converted today would represent approximately 29.6% of the outstanding Common Stock.

     (b) Mr. Sarna has the sole power to vote and dispose of the shares of Common stock underlying his Note.

     (c) On December 31, 1999, Mr. Sarna was vested with 10,000 stock options for being a Director. The options are exercisable until December 31, 2009 at a price of $.05 per share.


Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     Howard Miller and Hilliard Limited Partnership have agreed to vote for Mr. Sarna as a Director of the Company for as long as he owns at least 10% of the outstanding shares of Common Stock, including any securities convertible into Common Stock.

Item 7. Material to be Filed as Exhibits

     None.

                                                               Page 5 of 5 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information regarding such signatory set forth in this statement is true, complete and correct.


Dated:  January 10, 2000


/s/ Mark Sarna
----------------------------
Mark Sarna